Exhibit 99.6

Applied Inventions Management Corp.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended August 31, 2017 and 2016

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Applied Inventions Management Corp.

We have audited the accompanying consolidated financial statements of Applied Inventions Management Corp. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2017 and August 31, 2016 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2017 and August 31, 2016 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Applied Inventions Management Corp. as at August 31, 2017 and August 31, 2016, and its financial performance and its cash flows for the years ended August 31, 2017 and August 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

1

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes material uncertainties that may cast significant doubt about Applied Inventions Management Corp.'s ability to continue as a going concern.

Chartered Professional Accountants

Licensed Public Accountants

December 1, 2017

Toronto, Ontario

2

Applied Inventions Management Corp.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at August 31

	2017	2016

Assets

Current
Cash	$599	$726
Liabilities
Current
Accounts payable and accrued liabilities (Note 3)	$94,693	$108,105
Shareholder advances (Note 4)	89,056	11,276
Subordinate voting debenture (Note 5)	331,875	—
	515,624	119,381
Subordinate voting debenture (Note 5)	—	287,912
Multiple voting debenture (Note 5)	—	253,384
	515,624	660,677
Shareholders' Deficiency
Capital stock (Note 6)	2,520,946	2,192,923
Contributed surplus	749,685	731,785
Warrant capital (Note 5 and 8)	46,323	—
Equity component of convertible debentures (Note 5)	68,108	128,048
Deficit	(3,900,087)	(3,712,707)
	(515,025)	(659,951)
	$599	$726

Nature of Business and Going Concern (Note 1)
Subsequent Event (Note 13)

Approved by the Board	"Michael Stein"	"Gabriel Nachman"
	Director (Signed)	Director (Signed)

See accompanying notes

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Applied Inventions Management Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Years Ended August 31

	2017	2016
Expenses
Accretion expense	$71,972	$24,190
Bank charges	215	236
Interest on debenture and shareholder advances (Note 5 and 10)	63,639	40,589
Professional fees	51,554	91,997
Stock based compensation	—	745
Net loss and comprehensive loss for the year	$187,380	$157,757

Loss per share

Basic and diluted	$0.058	$0.103

Weighted average number of common shares outstanding

Basic and diluted	3,216,607	1,527,774

See accompanying notes

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Applied Inventions Management Corp.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Years Ended August 31, 2017 and 2016

	Capital Stock (Note 6)	Contributed Surplus	Warrant capital	Equity Component of Convertible Debentures	Deficit	Total

Balance, September 1, 2015	$2,192,923	$731,040	$—	$—	$(3,554,950)	$(630,987)
Net loss and comprehensive loss	—	—	—	—	(157,757)	(157,757)
Stock based compensation	—	745	—	—	—	745
Equity component of convertible debentures (Note 5)	—	—	—	128,048	—	128,048
Balance, August 31, 2016	$2,192,923	$731,785	$—	$128,048	$(3,712,707)	$(659,951)
Net loss and comprehensive loss	—	—	—	—	(187,380)	(187,380)
Settlement of debt with shareholder	—	17,900	—	—	—	17,900
Conversion of multiple voting debentures (Note 5)	328,023	—	46,323	(59,940)	—	314,406
Balance, August 31, 2017	$2,520,946	$749,685	46,323	$68,108	$(3,900,087)	$(515,025)

See accompanying notes

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Applied Inventions Management Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years Ended August 31

	2017	2016
Cash provided by (used in)
Operations
Net loss and comprehensive loss	$(187,380)	$(157,757)
Items not affecting cash
Interest accrued on debentures and shareholder advances	63,639	40,589
Shareholder payment of professional fees	10,494	15,026
Accretion expense	71,972	24,190
Stock based compensation	—	745
	(41,275)	(77,207)
Net changes in non-cash working capital
Accounts payable and accrued liabilities	37,048	74,259
	(4,227)	(2,948)
Financing
Shareholder advances	4,100	—

Net change in cash	(127)	(2,948)
Cash, beginning of year	726	3,674
Cash, end of year	$599	$726

See accompanying notes

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

1.	NATURE OF BUSINESS AND GOING CONCERN

Applied Inventions Management Corp. (the "Company"), is incorporated under the laws of the Province of Ontario. The Company has no assets other than a minimal amount of cash. The Company carries on the business of identification and evaluation of assets or businesses with a view to completing a potential transaction.

The registered office of the Company is located at 1 Adelaide Street East Suite 801 Toronto, Ontario M5C 2V9.

While these consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") on a going concern basis that presumes the realization of assets and discharge of liabilities in the normal course of business, there are material uncertainties related to adverse conditions and events that may cast significant doubt on the Company's ability to continue as a going concern.

During the year ended August 31, 2017, the Company did not earn revenue, incurred a loss of $187,380 (2016 - $157,757) and, as of that date, the Company had an accumulated deficit of $3,900,087 (2016 - $3,712,707), a working capital deficiency of $515,025 (2016 - $118,655) and negative cash flows from operations of $4,227 (2016 - $2,948). These factors create material uncertainties that may cast significant doubt upon the Company's ability to continue as a going concern.

The Company's continuing ability to meet its obligations as they come due is dependent upon continued financial support from related parties (Notes 4, 5 and 10) and the Company's ability to raise additional funds through the issuance of shares or debt.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS and their interpretations adopted by the International Accounting Standards Board ("IASB").

The consolidated financial statements of the Company for the year ending August 31, 2017 were approved and authorized for issue by the Board of Directors on December 1, 2017.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Applied Inventions Management Corporation U.S.A. and Tour Technologies. The two subsidiaries are inactive.

Functional and Presentation Currency

These consolidated financial statements have been presented in Canadian dollars, which is also the Company's and its subsidiaries' functional currency.

Financial Instruments

Financial assets classified as fair value through profit and loss ("FVTPL") are measured at fair value with any resultant gain or loss recognized in profit or loss. Financial assets classified as loans and receivables and held to maturity, are measured at amortized cost using the effective interest rate method.

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs. Financial liabilities are classified as other financial liabilities, and are subsequently measured at amortized cost using the effective interest rate method.

The Company's financial assets include cash while the Company's financial liabilities include accounts payable and accrued liabilities, shareholder advances, subordinate and multiple voting debentures. Classification of these financial instruments is as follows:

Financial Instrument	Classification

Cash	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities
Shareholder advances	Other financial liabilities
Subordinate and multiple voting debentures	Other financial liabilities

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1: Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company's financial instruments measured at fair value on the consolidated balance sheet consist of cash.

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

2.       SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Compound Financial Instruments

Compound financial instruments include subordinate and multiple voting convertible debentures, which are comprised of two components, the debt component and the conversion feature, which is considered equity. The debt component of the instrument is initially recognized at fair value, with the residual being allocated to the conversion feature, classified as equity. Transaction costs are allocated between the debt component and the conversion feature on a pro rata basis.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on modification. Upon conversion of the subordinate voting and multiple voting convertible debenture the value of the equity component is reallocated to Class A and Class B shares. Upon expiry of the conversion feature or repayment of the debenture, the equity component is reallocated to contributed surplus.

Loss Per Share

The Company presents basic and diluted loss per share data for its shares, calculated by dividing the loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to shareholders and the weighted average number of shares outstanding for the effects of all warrants and options outstanding, if any, that may add to the total number of shares. If the number of shares outstanding increases or decreases as a result of share split or consolidation, the calculation of basic and diluted loss per share for all periods presented, is adjusted retrospectively.

Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it does not record that excess.

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities. The estimates and associated assumptions are based on anticipations and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods. The significant estimates made by management in the preparation of these consolidated financial statements is the inputs used in the valuation of the warrants related to the units issued on the conversion of the multiple voting debentures during the year. The significant judgments made by management in the preparation of these consolidated financial statements are fair value of the liability component related to the subordinate voting debenture and multiple voting debenture issued in prior year and the assumption that the Company will continue as a going concern.

Recent Accounting Pronouncements

The International Accounting Standards Board (“IASB”) issued a number of new and revised standards, amendments and related interpretations which are effective for the Company’s financial year beginning on or after September 1, 2017. Many are not applicable or do not have a significant impact on the Company and so have been excluded from the list below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 9 Financial Instruments was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. A new hedge accounting model is introduced and represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions. IFRS 9 is required for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company does not expect this standard to have an effect on the Company’s consolidated financial statements.

IFRS 16, Leases, which was issued in January 2016, will replace current lease accounting standards. It proposes to record all leases on the balance sheet with certain limited exceptions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Limited earlier adoption is permitted. The Company does not expect this standard to have an effect on the Company’s consolidated financial statements.

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

3.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2017	2016
Trade payables	$24,051	$39,163
Debenture interest	45,995	22,139
Accrued liabilities:
Legal	14,647	40,303
Audit and accounting	10,000	6,500
	$94,693	$108,105

4.	SHAREHOLDER ADVANCES

Shareholder advances, principal plus accrued interest, include advances made by the current controlling shareholder who is also a director and officer of the Company since September 1, 2009. The advances bear interest at the rate of 10% per annum calculated monthly, are secured by a general security agreement and have no specified terms of repayment.

5.	DEBENTURES

On April 27, 2016, the Company agreed to settle an aggregate of $645,154 of indebtedness owing to the controlling shareholder, who is a director and officer of the Company, and to WFE Investments Corp. (“WFE”), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured subordinate voting debenture in the principal amount of $343,154 to the controlling shareholder and a first secured multiple voting debenture in the principal amount of

$302,000 to WFE. The debentures bear interest at a stated rate of 10% per annum. Interest is payable quarterly and the principal amounts outstanding are due on April 27, 2018, the maturity date.

The secured subordinate voting debenture and the multiple voting debenture and any unpaid interest thereon are convertible, at the option of the holders into Subordinate Voting Units and Multiple Voting Units respectively at a conversion price of $0.05 per Subordinate Voting Unit or Multiple Voting Unit respectively prior to the maturity date. Each Subordinate Voting Unit and each Multiple Voting Unit will consist of one Class “A” subordinate voting share and one Class “B” multiple voting share respectively and one detachable share purchase warrant. Each warrant shall entitle the holder thereof to acquire one Class “A” subordinate voting share at a price of $0.06 per share until two years from the date of issuance.

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

5.	DEBENTURES (Cont’d)

The fair value of the liability component at the time of issue of $275,046 and $242,060 for the subordinate voting and multiple voting debentures, respectively, was calculated as the discounted cash flows for the convertible debenture assuming a 22% interest rate which was based on the estimated market interest rate for a convertible debenture without a conversion feature. The fair value of the equity component (conversion feature) of $68,108 and $59,940 for the subordinate voting and multiple voting debentures, respectively, was determined at the time of issue as the difference between the fair value of the compound convertible debentures and the fair value of the liability component corresponding to a rate that the Company would have obtained for a similar financing without the conversion option.

On May 30, 2017, the multiple voting debenture and accrued interest of $33,013 were converted into 6,700,260, Multiple Voting Units, comprising 6,700,260 Class “B” Multiple Voting Shares and 6,700,260 Class “A” detachable shares purchase warrants (Note 8).

	Subordinate Voting Debenture	Multiple Voting Debenture
Principal value of debentures issued	$343,154	$302,000
Equity component	(68,108)	(59,940)
Liability component at date of issue	275,046	242,060
Accretion	12,866	11,324
Liability component at August 31, 2016	$287,912	$253,384
Accretion	43,963	28,009
Conversion	—	(281,393)
Liability component at August 31, 2017	$331,875	$—

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

6.	CAPITAL STOCK

a)	Authorized:
unlimited	Class "A" subordinate voting convertible shares, convertible into an equal number of Class B shares at the option of the holder upon an offer to purchase all or substantially all of the Class B shares of the Company;
unlimited	Class "B" multiple voting (20 votes per share) convertible shares, convertible into an equal number of Class A shares at the option of the holder;
unlimited	Class "C" preference shares, non-voting, redeemable at the option of the holder, convertible into an equal number of Class A shares at the option of the holder.

b)	Issued and outstanding:

	Number of Class A Shares	Amount	Number of Class B Shares	Amount
Balance, August 31, 2015 and 2016	388,435	$1,106,187	1,139,339	$1,086,736
Issuance of Class B shares (Note 5)	—	—	6,700,260	328,023
Balance, August 31, 2017	388,435	$1,106,187	7,839,599	$1,414,759

7.	STOCK OPTION PLAN

The Company's stock option plan provides options that can be exercised for a maximum of 10% of the issued and outstanding Class "A" Subordinate Voting Shares and a maximum of 10% of the issued and outstanding Class "B" Multiple Voting Shares on the date of grant.

On April 29, 2016, 150,000 options to purchase Class ”A” shares were granted pursuant to the Company’s stock option plan to directors of the Company. The options were fully vested at the date of granting, have an exercise price of $0.05 per share and expire on April 29, 2021.

The following summarizes the stock options outstanding for the year ended August 31, 2017:

	2017			2016
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price

Beginning balance	150,000		$0.05	—	$	Nil
Issued	—	$	Nil	150,000		$0.05
Ending balance	150,000		$0.05	150,000		$0.05
Exercisable	150,000		$0.05	150,000		$0.05

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

7.       STOCK OPTION PLAN (Cont’d)

The Company had the following options issued at August 31, 2017:

Number of Options	Exercisable	Exercise Price	Weighted Average Time to Maturity
150,000	150,000	$0.05	3.66 years
150,000	150,000

The fair value of the options granted during the year ended August 31, 2016 was $745, estimated at the time of the grant using the Black-Scholes option pricing model with the following weighted average inputs and assumptions:

2016
Exercise price	$0.05
Expected volatility	100%
Risk-free interest rate	0.87%
Expected life	5.0 years
Estimated share price	$0.01

The expected volatility and estimated share price of the options is based on comparable companies in the industry.

8.	WARRANT CAPITAL

The following summarizes the warrants issued during the year ended August 31, 2017:

	2017			2016
	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price

Beginning balance	—	$	Nil	—	$	Nil
Issued (Note 5)	6,700,260		$0.06	—	$	Nil
Ending balance	6,700,260		$0.06	—	$	Nil

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

8.         WARRANT CAPITAL (Cont’d)

The Company had the following warrants issued at August 31, 2017:

Number of Warrants	Exercise Price	Weighted Average Time to Maturity
6,700,260	$0.06	1.75 years

9.	INCOME TAXES

Provision for Income Taxes

The Company's effective income tax rate differs from the amount that would be computed by applying the combined federal and provincial statutory rate of 26.50% (2016 - 26.50%) to the net loss and comprehensive loss for the period. The reason for the difference is as follows:

	2017	2016
Loss before income taxes	$(187,380)	$(157,757)
Statutory rate	26.50%	26.50%
Expected income tax recovery	$(49,656)	$(41,806)
Increase (decrease) resulting from:
Non-deductible expenses	—	198
Change in deferred tax assets not recognized	49,656	41,608
Income tax expense	$—	$—

The Company's deferred income tax assets are estimated as follows:

	2017	2016
Deferred income tax assets
Non-capital losses	$165,734	$116,078
Less: Deferred tax assets not recognized	(165,734)	(116,078)
Net deferred income tax asset	$—	$—

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

9.	INCOME TAXES (Cont’d)

Losses Carried Forward

As at August 31, 2017, the Company has non-capital losses for income tax purposes of approximately $625,000 available to apply against future taxable income. If not utilized, the non-capital losses will expire as follows:

2026	$6,000
2028	5,000
2030	1,000
2031	56,000
2032	55,000
2033	39,000
2034	62,000
2035	57,000
2036	157,000
2037	187,000
$625,000

10.	RELATED PARTY TRANSACTIONS

(a)	The interest expense of $63,639 (2016 - $40,589) is due to the current controlling shareholder who is also a director and officer of the Company. Interest expense of $6,674 (2016 - $300) is interest accrued on outstanding shareholder advances that are interest bearing. Interest expense of $56,965 (2016 - $22,139) is interest accrued on the outstanding subordinate and multiple voting debentures.

(b)	As at August 31, 2017 the Company has shareholder loans due to the current controlling shareholder who is also an officer and director of the Company, consisting of a $89,056 (2016 - $11,276) advance bearing interest at 10% per annum, secured by a general security agreement.

(c)	On April 27, 2016, the Company agreed to settle an aggregate of $645,154 of indebtedness owing to the controlling shareholder who is a director and officer of the Company, and to WFE Investments Corp. (“WFE”), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured subordinate voting debenture in the principal amount of $343,154 to the controlling shareholder and a first secured multiple voting debenture in the principal amount of $302,000 to WFE (Note 5).

(d)	On May 30, 2017 WFE a company controlled by the controlling shareholder of the Company converted a secured multiple voting debenture into 6,700,260, Multiple Voting Units, at $0.05 per Unit comprising 6,700,260 Class “B” Multiple Voting Shares and 6,700,260 Class “A” detachable shares purchase warrants totaling $374,346, of which $46,323 was allocated to the share purchase warrants.

The conversion was accounted for as the elimination of the multiple voting debenture liability with a transfer of the recorded liability and the equity component of the debenture to capital stock.

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

10.	RELATED PARTY TRANSACTIONS (Cont’d)

(e)	Included in accounts payable and accrued liabilities is $16,030 (2016 - $24,200) related to consulting fees owed to an officer, director and current controlling shareholder.

(f)	During the year ended August 31, 2017, the current controlling shareholder who is also a director and officer of the Company forgave $17,900 worth of outstanding payables due to him, or a Company controlled by the controlling shareholder. This amount was recorded as a direct increase in contributed surplus.

11.	CAPITAL RISK MANAGEMENT

The Company considers capital stock, contributed surplus and deficit to represent capital. As at August 31, 2017 and 2016, the Company has a shareholders' deficiency and management's objective is to maintain its ability to continue as a going concern (Note 1).

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the years ended August 31, 2017 and 2016.

12.	FINANCIAL INSTRUMENTS AND RISK FACTORS

Risk management is the responsibility of management who is of the opinion that the Company is exposed to financial risks as described below. The Company's financial instruments comprised of cash, accounts payable and accrued liabilities, shareholder advances and subordinate and multiple voting debentures, approximate fair values due to the relatively short term maturities of the instruments. It is management's opinion that the Company is not exposed to significant interest and currency risks. The Company is not exposed to significant interest risk as the interest rates on the shareholder advances and subordinate voting debenture are fixed.

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company minimizes its credit risk by maintaining cash at major banks and financial institutions.

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. As at August 31, 2017, the Company has current liabilities of $515,624 (2016 - $119,381) and no significant assets other than a cash balance of $599 (2016 - $726). As a result, the Company is dependent on obtaining additional financing to meet its current obligations. The Company's accounts payable outstanding for over 90 days amount to $19,224 (2016 - $21,512).

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2017 and 2016

13.	SUBSEQUENT EVENT

a)	On September 29, 2017, the Company entered into an exclusivity agreement (the “Exclusivity Agreement”) to complete a business combination with a third party (the “Target”), resulting in a reverse takeover of the Company (the “Proposed Transaction”). During the exclusivity period which expires on December 31, 2017, the parties have agreed to negotiate a binding agreement to complete the Proposed Transaction. As part of the Exclusivity Agreement the Target has agreed to pay certain expenses of the Company during the exclusivity period. There is no guarantee that the parties will be able to negotiate a mutually acceptable binding agreement or successfully complete the Proposed Transaction.

b)	On October 27, 2017, the Company granted 600,000 options to its directors with an exercise price of $0.05 and an expiry date of October 27, 2022.

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